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                                                                    Exhibit 99.4


March 30, 1999

To TheStreet.com, Inc.

We hereby consent to the use of the attached statement to be included in or made part of TheStreet.com's Registration Statement on Form S-1 (File No. 333-72799).


/s/  Nancy Lazaros
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Nancy Lazaros
Chief Financial Officer



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According to @plan, a third-party neutral marketing research firm, the percentage of our readers who have portfolios over $250,000 is higher than at any other site surveyed in @plan's Spring 1999 study. Also, according to the same study, we have the highest percentage of readers who own securities. In addition, compared to the average Internet user surveyed by @plan, our readers are seven times more likely to trade stocks online. The survey research portion of the @plan system is conducted by The Gallup Organization.

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